Kathryn M. Stalmack
Senior Vice President and General Counsel
BioScrip, Inc.
1600 Broadway
Suite 700
Denver, CO 80202

June 6, 2019

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance - Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Steve Lo

Angela Lumley

Re:	BioScrip, Inc.

Preliminary Proxy Statement on Schedule 14A Filed April 30, 2019

File No. 001-11993

Ladies and Gentleman:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, BioScrip, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”) a revised proxy statement (the “Revised Proxy Statement”) to the Preliminary Proxy Statement on Schedule 14A filed on April 30, 2019 (File No. 001-11993) (the “Preliminary Proxy Statement”).

On behalf of the Company, I am writing to respond to the comments raised in the letter to the Company, dated May 24, 2019, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of the comments raised in the letter (which are reproduced below in italics). I am concurrently submitting via EDGAR this letter and the Revised Proxy Statement. For your convenience, copies of the Revised Proxy Statement will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Preliminary Proxy Statement on Schedule 14A filed on April 30, 2019. Where applicable, I have also referenced in the Company’s responses set forth below the appropriate page numbers of the Revised Proxy Statement that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has made revisions to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Revised Proxy Statement.

Securities and Exchange Commission June 6, 2019 Page 2

General

1.	Please provide pro forma selected financial data for the most recent fiscal year and interim period. Refer to Item 14(b)(9) of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has provided pro forma selected financial data for the three months ended March 31, 2019, beginning on page 127 of the Revised Proxy Statement.

2.	Please provide in a table designed to facilitate comparison, historical and pro forma per share data of the acquiring company and historical and equivalent pro forma per share data of the target company for the most recent fiscal year and interim period. Refer to Item 14(b)(10) of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has provided a table comparing historical and pro forma per share data of the Company and historical and equivalent pro forma per share data of Option Care for the fiscal year ending December 31, 2018 and for the three months ended March 31, 2019, beginning on page 144 of the Revised Proxy Statement and as set forth in Appendix A to this letter.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Combined Financial Information

5. Unaudited Pro Forma Combined Balance Sheet Adjustments, page 134

3.	Please use the most recent closing price of Bioscrip’s common stock in your next amendment.

Response:

In response to the Staff’s comment, the Company has revised its disclosure by using the most recent practicable closing price of its common stock on page 134 of the Revised Proxy Statement. The Company advises the Staff that, due to the time required to update the pro forma calculations to reflect the recent closing share price, May 24th, 2019 is the most recent closing price the Company was able to use.

1600 Broadway, Suite 700 Denver, CO 80202 | P: 720.697.5200 | F: 720.468.4040 | www.bioscrip.com

Securities and Exchange Commission June 6, 2019 Page 3

A. Cash and Cash Equivalents, page 136

4.	We note your adjustment of $124,392 (in thousands) for the settlement of preferred shareholders’ liquidation preference. Please provide a discussion of how this amount was calculated.

Response:

The Company advises the Staff that the amount estimated for cash settlement of preferred shareholders’ liquidation preference was comprised of the liquidation preference as of the most recent balance sheet date, December 31, 2018, adjusted for dividends expected to accrue through the assumed closing date of June 30, 2019, and the 20% premium to be paid in settlement, as defined in the Merger Agreement.

The Company has revised the estimate for cash settlement of preferred shareholders’ liquidation preference included in its Revised Proxy Statement to reflect a new assumed closing date of July 31, 2019. As such, the Company has supplemented its disclosure by adding the following footnote 1 on page 136 of the Revised Proxy Statement:

(1) For the amount estimated for cash settlement of preferred shareholders’ liquidation preference, the liquidation preference as of the most recent balance sheet date, March 31, 2019, was adjusted for dividends expected to accrue through an assumed closing date of July 31, 2019 and the 20% premium to be paid in settlement, as defined in the Merger Agreement.

1600 Broadway, Suite 700 Denver, CO 80202 | P: 720.697.5200 | F: 720.468.4040 | www.bioscrip.com

Securities and Exchange Commission June 6, 2019 Page 4

H. Deferred Income Taxes, page 138

5.	Please revise to disclose the amount of each component of the deferred income taxes and the significant assumptions that were used to calculate each amount.

Response:

In response to the Staff’s comment, the Company has revised the table on page 138 of the Revised Proxy Statement as shown below to disclose the amount of each component of its deferred income taxes as of the balance sheet date of March 31, 2019:

(in thousands)	Option Care	BioScrip	Adjustments for changes in fair value	Adjustments for Valuation Allowance and other	Pro forma Combined
Components of deferred taxes
Bad debt expense	$14,879	$6,372	$—	$—	$21,251
Interest expense limitation (1)	3,486	12,263	—	13,432	29,181
Net operating losses (1)	10,178	116,549	—	(8,723)	118,004
Other	9,030	4,823	—	—	13,853
Deferred tax assets before valuation allowance	37,573	140,007	—	4,709	182,289
Fixed assets (2)	(9,483)	3,679	(5,115)	—	(10,919)
Goodwill and intangibles (2)	(56,430)	7,853	(59,468)	1,287	(106,758)
Other	(1,687)	(2,049)	—	—	(3,736)
Deferred tax liabilities	(67,600)	9,483	(64,583)	1,287	(121,413)
Less: Valuation allowance (3)	(1,372)	(148,464)	—	78,750	(71,086)
Net deferred tax (liabilities)/assets	$(31,399)	$1,026	$(64,583)	$84,746	$(10,210)
(1)	Adjustment to historical deferred balance to reflect the impact of the pro forma combined group.

(2)	To establish deferred tax liability for increase in basis of acquired fixed assets and intangibles.

(3)	Adjustment to the historical balance to reflect the valuation allowance of the pro forma combined group.

Please also refer to the Company's discussion in Comment No. 6, which provides further discussion on valuation allowance changes.

1600 Broadway, Suite 700 Denver, CO 80202 | P: 720.697.5200 | F: 720.468.4040 | www.bioscrip.com

Securities and Exchange Commission June 6, 2019 Page 5

6.	Please revise to disclose how you derived the change in the valuation allowance. In addition, please clarify how the estimated weighted average statutory rate of 26.0% was determined.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure on page 139 of the Revised Proxy Statement to include the following bolded language related to the valuation allowance changes and weighted average statutory rate:

On a separate company basis, BioScrip was in a net deferred tax asset position with a valuation allowance offsetting the majority of its deferred tax assets, while HC II was in a net deferred tax liability position. Before considering the need for valuation allowances, the pro forma combined company is in a net deferred tax asset position of approximately $60.9 million. This is primarily driven by BioScrip’s existing deferred tax asset related to net operating losses that exceed the deferred tax liabilities generated from BioScrip’s estimate of additional book to tax differences related to the fair value adjustments for BioScrip’s fixed assets and intangible assets. The valuation allowances were assessed considering the attributes of specific deferred tax assets and deferred tax liabilities on a pro forma combined basis to determine any required adjustments.

Because of the differences in timing of the reversal of temporary differences comprising the pro forma combined company’s specific deferred tax positions, it was determined that not all of the deferred tax assets would be utilized and therefore a valuation allowance was needed. In addition, there are certain indefinite-lived deferred tax liabilities primarily related to goodwill for which reversal cannot be predicted. After the consideration of indefinite-lived deferred tax assets, a net deferred tax liability remains after the valuation allowance.

The estimated weighted average statutory rate of 26% was determined by using the federal statutory rate of 21% and the combined estimated state effective rate of 5%, net of federal benefit.

1600 Broadway, Suite 700 Denver, CO 80202 | P: 720.697.5200 | F: 720.468.4040 | www.bioscrip.com

Securities and Exchange Commission June 6, 2019 Page 6

6. Statement of Income Adjustments, page 141

7.	We note from your disclosure beginning on page 50 that you started the discussion and process of the merger in 2018. Please tell us whether you have recorded any transaction expenses in your income statements during the periods presented in your pro forma statements of operations. If so, please explain how you considered adjusting your income statement for these non-recurring costs. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:

The Company advises the Staff that it and HC II both incurred transaction costs during 2018 related to the merger. The Company made adjustments to remove these costs from the unaudited pro forma combined statement of income. Discussion regarding the removal of these non-recurring costs from the pro forma statement of income, including the amount and nature, is included in footnote 6D on page 142 of the Revised Proxy Statement.

A. Net Revenue, page 141

8.	We note that you have recorded an adjustment to remove the adoption of ASC 606 as HC II has not adopted the standard. Please provide us with a detailed discussion to support this adjustment considering HC II will be required to adopt the standard in the near future.

Response:

The Company advises the Staff that, in accordance with the adoption provisions of ASC 606 for nonpublic entities and transition guidance per ASU 2017-13, HC II is required to adopt ASC 606 in its financial statements for annual periods beginning after December 15, 2018, which will be for HC II’s annual financial statements for the year ended December 31, 2019. As such, HC II has not completed its adoption of ASC 606. HC II will finalize its adoption of ASC 606 in the first interim period subsequent to the completion of the Merger. Since HC II has not yet adopted ASC 606 as of the preparation of the unaudited pro forma combined financial statements, the Company concluded that an adjustment to the Company’s historical income statement to conform with HC II’s policy in accordance with ASC 605 was the most appropriate presentation in order to conform the accounting policies and presentation for the Company and HC II.

In response to the Staff’s comment, the Company has supplemented its disclosure on page 141 of the Revised Proxy Statement to include the following bolded language to explain the expected impact of HC II’s future adoption of ASC 606:

1600 Broadway, Suite 700 Denver, CO 80202 | P: 720.697.5200 | F: 720.468.4040 | www.bioscrip.com

Securities and Exchange Commission June 6, 2019 Page 7

As of January 1, 2018, BioScrip adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), which differs from HC II’s financial reporting and presentation of revenue as HC II has not yet adopted ASC 606 during the year ended December 31, 2018 and the three months ended March 31, 2019. For pro forma purposes, adjustments are made to increase BioScrip’s net revenue and establish a provision for doubtful accounts to align its revenue recognition policy with that of HC II.

HC II will finalize its adoption of ASC 606 in the first interim period subsequent to completion of the Mergers. HC II believes the adoption of ASC 606 will result in changes to the presentation of the financial information within the consolidated statements of comprehensive income (loss) for estimated variable consideration as well as expanded disclosures within the notes to the financial statements.  Similar to BioScrip, the primary change to the consolidated statements of comprehensive income (loss) will be to the accounting for bad debts. Under the new standard, these amounts are expected to be a direct reduction from net revenues with no impact on net income. HC II anticipates that the decrease in net revenues resulting from the adoption of ASC 606 will be less than 4% for the three months ended March 31, 2019.

C. Interest Expense, page 141

9.	Please disclose the interest rate utilized to calculate the interest expense on the secured senior credit facilities issued in conjunction with the merger and describe how you determined these rates were reasonable.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure by adding the following bolded language to footnote 2 on page 141 of the Revised Proxy Statement:

(2) Represents additional interest expense resulting from the refinanced debt instruments in conjunction with the Mergers. The First Lien Term Loan Facility and Second Lien Notes were issued for $925.0 million and $400.0 million for a duration of 7 years and 8 years, respectively. Interest expense for the Senior Credit Facilities was calculated on an effective interest method, incorporating the impact of expected deferred financing costs, using the following contractual interest rates:

1600 Broadway, Suite 700 Denver, CO 80202 | P: 720.697.5200 | F: 720.468.4040 | www.bioscrip.com

Securities and Exchange Commission June 6, 2019 Page 8

a.	First Lien Term Loan Facility: The debt commitment letters stipulate a contractual rate based on either adjusted LIBOR plus 4.5% or ABR plus 3.5% at the option of the borrower, assumed to be 6.9% based on market conditions as of May 24, 2019.

b.	Second Lien Notes: The debt commitment letters stipulate a contractual rate equal to the sum of Adjusted LIBOR plus 8.75%, assumed to be 11.3% based on market conditions as of May 24, 2019.

A 1/8 percent variance in interest rates would result in a $1.6 million change to pro forma interest expense for the twelve months ended December 31, 2018 and a $0.4 million change to pro forma interest expense for the three months ended March 31, 2019.

F. Income Tax (Expense) benefit, page 142

10.	Please revise to disclose the tax effects of the pro forma adjustments based on the statutory rate in effect during the periods presented. If the taxes are calculated utilizing a rate other than the statutory rate, please disclose how you determined the tax rate utilized. Refer to Instruction 7 to paragraph (b) of Rule 11-02 of Regulation S-X.

Response:

In response to the Staff’s comment, the Company reconsidered Instruction 7 to paragraph (b) of Rule 11-02 of Regulation S-X, and determined that the use of an estimated weighted average statutory rate is the most appropriate rate to use for the pro forma presentation. Accordingly, the Company revised its presentation to record a tax benefit on the pro forma merger adjustments of $2.4 million and a tax benefit on the effects of debt financing of $2.7 million, which are calculated using the estimated weighted average statutory rate of 26.0% multiplied by the pre-tax pro forma merger adjustments of $9.1 million and the pre-tax effects of debt financing of $10.5 million. The Company has revised its disclosure on page 142 of the Revised Proxy Statement to include the following bolded language that discusses the basis of the rate used to calculate tax effects of the pro forma adjustments:

Represents the income tax benefit resulting from the pre-tax pro forma merger adjustments and pre-tax effects of debt financing for the year ended December 31, 2018 and the three months ended March 31, 2019 times the estimated weighted average statutory rate of 26%.

1600 Broadway, Suite 700 Denver, CO 80202 | P: 720.697.5200 | F: 720.468.4040 | www.bioscrip.com

Securities and Exchange Commission June 6, 2019 Page 9

Option Care Management's Discussion and Analysis

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 185

11.	We note significant fluctuations in cash provided by operating activities during the periods presented on page 189. Please expand your disclosure to include a robust discussion describing and quantifying the specific effects of the drivers that contributed to the material changes in your operating cash flows for the periods presented. The disclosure should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See guidance in Section IV.B.1 of SEC Release 33-8350.

Response:

In response to the Staff’s comment, the Company has supplemented its disclosure on page 186 of the Revised Proxy Statement to include the following bolded language:

For the twelve months ended December 31, 2018, Option Care generated $24.4 million in positive cash flow from operating activities. This represented a $13.4 million decrease from the $37.9 million generated for the twelve months ended December 31, 2017. The primary drivers of the decline in cash provided by operating activities included: (i) a reduction in accounts payable and accrued expenses and other current liabilities of $32.1 million related to timing of vendor payments in the ordinary course of business; and (ii) an increase in prepaid expenses and other current assets of $17.2 million primarily driven by the timing of vendor rebate payments. Partially offsetting these declines were the following improvements: (i) an improvement in accounts receivable of $13.0 million as Option Care is recovering from the prior year disruption impact of the new pharmacy dispensing system deployment and billing center consolidation; (ii) an improvement in operating income of $11.0 million; (iii) a $6.7 million increase in accrued compensation and employee benefits related to the timing of payroll cycles; and (iv) a $6.4 million reduction in inventory.

1600 Broadway, Suite 700 Denver, CO 80202 | P: 720.697.5200 | F: 720.468.4040 | www.bioscrip.com

Securities and Exchange Commission June 6, 2019 Page 10

Additionally, the Company has supplemented its disclosure on page 187 of the Revised Proxy Statement to include the following bolded language:

For the twelve months ended December 31, 2017, Option Care generated $37.9 million in positive cash flow from operating activities, representing a decrease of $48.2 million from the $86.1 million of cash generated from operations for the twelve months ended December 31, 2016. The primary drivers of this decline in cash provided by operating activities included: (i) an increase in accounts receivable of $28.0 million related to the disruption impact from the implementation of a new pharmacy system and billing center consolidation; (ii) the twelve months ended December 31, 2016 included a $27.8 million cash inflow from the strategic reduction of excess inventory levels, which was not repeated in 2017 as balances were at appropriate levels; and (iii) a $25.2 million decline in operating income primarily driven by the impact of the Cures Act. Partially offsetting these declines was an improvement in prepaid expenses and other current assets of $26.2 million related to the timing of vendor rebate payments.

I hope the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact me at 1 (877) 409-2301.

Sincerely,

/s/ Kathryn Stalmack
Kathryn Stalmack
SVP and General Counsel

cc: Stephen M. Deitsch, Chief Financial Officer

1600 Broadway, Suite 700 Denver, CO 80202 | P: 720.697.5200 | F: 720.468.4040 | www.bioscrip.com

Appendix A

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth (i) selected historical per share information for BioScrip common stock on a historical basis as of and for the fiscal year ended December 31, 2018, (ii) selected historical per share information for BioScrip common stock on a historical basis as of and for the fiscal quarter ended March 31, 2019, (iii) selected historical per share information for HC II common stock on a historical basis as of and for the fiscal year ended December 31, 2018, (iv) selected historical per share information for HC II common stock on a historical basis as of and for the fiscal quarter ended March 31, 2019, (v) selected per share information for the combined company common stock on a pro forma combined basis for the twelve months ended December 31, 2018, (vi) selected per share information for the combined company common stock on a pro forma basis as of and for the three months ended March 31, 2019 (vii) selected per share information for HC II common stock on an equivalent pro forma basis for the twelve months ended December 31, 2018 and (viii) selected per share information for HC II common stock on an equivalent pro forma basis as of and for the three months ended March 31, 2019. The information in the table is based on, and should be read together with, the historical financial information of BioScrip included in its filings with the SEC and incorporated herein by reference, the historical financial information of HC II included in this Proxy Statement and the unaudited pro forma condensed combined financial information of the combined company included in this Proxy Statement. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 127 of this Proxy Statement.

For BioScrip, the historical basic and diluted loss per share, cash dividends per share and book value per share were taken from BioScrip’s Annual Report on Form 10-K filed on March 15, 2019, and Quarterly Report on Form 10-Q for the unaudited quarterly period ended March 31, 2019, filed on May 3, 2019, which are incorporated by reference into this Proxy Statement. For HC II, the historical basic and diluted loss per share and book value per share were taken from HC II's consolidated financial statements included elsewhere in this Proxy Statement.

Combined company unaudited pro forma combined basic and diluted loss per share were calculated by dividing pro forma combined net income, as presented in “Unaudited Pro Forma Condensed Combined Financial Information” by the pro forma weighted average number of outstanding shares of combined company common stock, basic and diluted, respectively, giving pro forma effect to the completion of the Merger Transactions (as defined under “Unaudited Pro Forma Condensed Combined Financial Information”) as of January 1, 2018, and combined company unaudited pro forma combined book value per share was calculated by dividing pro forma stockholders equity by the pro forma number of outstanding shares of combined company common stock, basic, giving pro forma effect to the completion of the Merger Transactions as of March 31, 2019. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Equivalent pro forma HC II basic and diluted loss per share and book value per share were calculated by multiplying the pro forma exchange ratio of 570,454.995 times each of: (i) the combined company's pro forma income per share (basic and diluted) for the twelve months ended December 31, 2018 and the three months ended March 31, 2019, (ii) the combined company's pro forma book value per share as of March 31, 2019, and (iii) the combined company's pro forma cash dividends per share for the twelve months ended December 31, 2018 and the three months ended March 31, 2019. The pro forma exchange ratio is calculated as the sum of the 542,261,567 shares issued to HC II at the time of the Merger and the 28,193,428 escrow shares, divided by HC II’s 1,000 common shares outstanding.

The unaudited pro forma combined per share data are presented for illustrative purposes only and are not necessarily indicative of the actual or future financial position or results of operations that would have been realized if the Merger Transactions had been completed as of the dates indicated or that will be realized upon the completion of the Merger Transactions. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values is obtained, which changes could be materially different than the initial estimates.

(in thousands)	BioScrip Historical (as of and for the fiscal year ended December 31, 2018)	BioScrip Historical (as of and for the fiscal quarter ended March 31, 2019)	HC II Historical (as of and for the fiscal year ended December 31, 2018)	HC II Historical (as of and for the fiscal quarter ended March 31, 2019)	Combined Company Unaudited Pro Forma Combined (for the twelve months ended December 31, 2018)	Combined Company Unaudited Pro Forma Combined (as of and for the three months ended March 31, 2019)	HC II Equivalent Pro Forma (for the twelve months ended December 31, 2018)	HC II Equivalent Pro Forma (as of and for the three months ended March 31, 2019)
Basic loss per share	$(0.49)	$(0.10)	$(6,115.00)	$(3,712.00)	$(0.10)	$(0.03)	$(57,045.50)	$(17,113.65)
Diluted loss per share	(0.49)	(0.18)	(6,115.00)	(3,712.00)	(0.10)	(0.03)	(57,045.50)	(17,113.65)
Cash dividends per share	—	—	—	—	—	—	—	—
Book value per share	$(1.13)	$(1.22)	$602,825.00	$597,171.00	$—	$1.18	$—	$673,136.88